EXHIBIT D-1


                  [Letterhead of the LPSC]


                                        October 30, 1997


Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Mr. Katz:

     Entergy Corporation ("Entergy") and Entergy Louisiana, Inc. ("ELI") and Entergy Gulf States, Inc. ("EGSI") have advised the Louisiana Public Service Commission ("LPSC" or "Commission") that Entergy will be requesting SEC approval for an increase in its authority for investments in exempt wholesale generators and foreign utility companies and beyond that permitted under existing Entergy orders and Rule 53 promulgated under the Public Utility Holding Company Act of 1935. In connection with such activities, Entergy has requested that the LPSC provide to you a certification of the LPSC's authority to protect the ratepayers of ELI and EGSI.

     As the Commission having jurisdiction over the retail electric rates of ELI and EGSI in the State of Louisiana, please be advised that this Commission: 1) has the authority and jurisdiction to protect the ratepayers of ELI and EGSI; and 2) intends to exercise such authority.

     This certification is applicable to all exempt wholesale generators and foreign utility companies in which Entergy or its subsidiaries seek to obtain an ownership interest. The certification is subject to being revised or withdrawn by this Commission in the future. Entergy
Corporation has represented that it will timely inform this Commission of any efforts by Entergy to seek an ownership interest in other exempt wholesale generators and foreign utility companies.

                                   Sincerely,


                                   /s/ Lawrence C. St. Blanc
                                   Lawrence C. St. Blanc
                                   Secretary

cc: Office of Public Utility Regulation - SEC